EXHIBIT 77(C)


On May 21, 2004, the Fund held its Annual Meeting of Shareholders. The item for vote was the election of one Director on the Board. A quorum of the shares outstanding was present, and the votes passed with a majority of those shares. The results were as follows:

Proposal - Election of Director

                                                                               SHARES WITH
                                         SHARES VOTED      PERCENTAGE OF        AUTHORITY         PERCENTAGE OF
NAME                                          FOR           SHARES VOTED         WITHHELD          SHARES VOTED
----                                          ---           ------------         --------          ------------
R. Joseph Dougherty (common vote)         25,365,704           88.85%            623,119              2.18%
R. Joseph Dougherty (preferred vote)         1,340             100.0%               0                  0.0%